

SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

09 October 2003

03037651

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref: GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 21 2003
WASH. D.C. 187 SECTION

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents, either by return of the enclosed copy letter or by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

Encl.

dlw 11/25

X:\Secretariat\Co Sec Department\SEC Listing\Monthly returns\Correspondence\B - SEC Letter - September 03 return - 08Oct03.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU


TRENT
ENVIRONMENTAL LEADERSHIP

09 October 2003

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents, either by return of the enclosed copy letter or by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

Encl.

X:\Secretariat\Co Sec Department\SEC Listing\Monthly returns\Correspondence\B - SEC Letter - September 03 return - 08Oct03.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Document Details	Category	Document Date	Document released to: LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Directors' Interests following 2003 LTIP award	SE Announcement	01-Sep-2003	✓				✓	Filed with SEC 1 September 2003
Director's Shareholding - M Houston	SE Announcement	10-Sep-2003	✓				✓	Filed with SEC 10 September 2003
Directors' Shareholding - SIP Allocation	SE Announcement	23-Sep-2003	✓				✓	Filed with SEC 23 September 2003
Pre Close Period Trading Statement	SE Announcement	29-Sep-2003	✓				✓	Filed with SEC 29 September 2003
Non-executive directors' remuneration shares	SE Announcement	30-Sep-2003	✓				✓	Filed with SEC 30 September 2003
88(2) - Allotment of 5,550 shares to participants who have exercised sharesave options	Co House Forms	02-Sep-2003		✓				
88(2) - Allotment of 2,267 shares to participants who have exercised sharesave options	Co House Forms	02-Sep-2003		✓				
88(2) - Allotment of 6,280 shares to participants who have exercised sharesave options	Co House Forms	24-Sep-2003		✓				
288(a) - Appointment of Martin Houston as Director	Co House Forms	01-Sep-2003		✓				
Dow Jones Sustainability World Index	Voluntary Ann	24-Sep-2003				✓		
EMTN - Pricing Supplement relating to issue (Severn Trent Plc)	UKLA	29-Sep-2003	✓					
EMTN - Pricing Supplement relating to issue (Severn Trent Water Utilities Finance Plc)	UKLA	18-Sep-2003	✓					

News Release



24 September 2003

Hat Trick for Severn Trent

Severn Trent Plc, the FTSE 100 environmental services group, has been named as the leading utility in the Dow Jones Sustainability World Index for the third consecutive year. This is the first time any utility has won this category three times in a row.

The index consists of over 300 of the largest companies from 22 countries that lead their industry in terms of corporate sustainability. The index is based on the assessment of the quality of a company's management and performance in integrating economic, environmental and social considerations into business strategies whilst enhancing competitiveness and brand reputation. The assessment, which also covers corporate governance and stakeholder engagement, is externally verified by PricewaterhouseCoopers.

Commenting on the index, John Prestbo, Editor of Dow Jones Indexes, highlighted that *"Severn Trent has been a component of the index for five years in a row and has consistently displayed superior strategy, management tools and improvement programmes in all three dimensions of corporate sustainability."*

Severn Trent Plc Group Chief Executive, Robert Walker, commented on the group's success *"We are delighted that our achievements have once again been recognised by the Dow Jones Sustainability World Index and believe it is evidence of the determination we have to maintain and reinforce our environmental leadership credentials in underpinning our business values. The challenge is not just about contributing to sustainable development within our own operations, but working with our customers to help modern society operate in a more sustainable way."*

More detail on Severn Trent's commitment to sustainability is detailed in Stewardship, the group's annual sustainable development report.

End

For further information please contact:

Peter Gavan, Director of Corporate Affairs, Severn Trent Plc 0121 722 4273
Jane Rhead, Group Communications, Severn Trent Plc 0121 722 4273

NOTE TO EDITORS:

1. Severn Trent Plc, an environmental services group, is a leading provider of water, waste and utility services. The group, which includes Severn Trent Water, Biffa and Severn Trent Services, generates revenues of £1.85 billion and employs more than 15,000 people across the UK, US and the rest of Europe.

2. The Dow Jones Sustainability World Index was launched September 1999. It is the world's first global index tracking the performance of the leading sustainability-driven companies worldwide.

the **environment** is our business

Issued by Group Communications Severn Trent Plc 2297 Coventry Road Birmingham B26 3PU
Tel: 0121 722 4273 Fax: 0121 722 4242 E-mail: groupcommunications@stplc.com www.severntrent.com

29th September 2003

Severn Trent Plc

Issue of USD 10,000,000 Floating Rate Notes due 29th September 2008 under the €2,500,000,000 Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 25th July 2003. This Pricing Supplement must be read in conjunction with such Offering Circular.

1.	Issuer:		Severn Trent Plc
2.	(i)	Series Number:	48
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollar ("USD")
4.	Aggregate Nominal Amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5.	(i)	Issue Price:	100.00 per cent.
	(ii)	Net Proceeds:	Not Applicable
6.	Specified Denominations:		USD 1,000,000
7.	(i)	Issue Date:	29th September 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		29th September 2008, subject to adjustment in accordance with the Modified Following Business Day Convention.
9.	Interest Basis:		6-month USD-LIBOR-BBA + 0.30 per cent. Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par

11.	Change of Interest Basis or Redemption/ Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Listing:	None
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	Not Applicable
17.	**Floating Rate Note Provisions**	Applicable
	(i) Specified Period(s)/Specified Interest Payment Dates:	29th March and 29th September in each year, commencing on 29th March 2004 and ending on the Maturity Date.
	(ii) Business Day Convention:	Modified Following Business Day Convention.
	(iii) Additional Business Centre(s):	London and New York
	(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Not Applicable
	(vi) Screen Rate Determination:	Applicable
	- Reference Rate:	6-month USD-LIBOR-BBA (as defined in s.7.1(w)(xvii) of the 2000 ISDA Definitions
	- Interest Determination Date(s):	In respect of each Interest Period, two London Banking Days (as defined in s.1.3 of the 2000 ISDA Definitions) prior to the date of commencement of that Interest Period
	- Relevant Screen Page:	Telerate Page 3750
	(vii) ISDA Determination:	Not Applicable

(viii)	Margin(s):	+ 0.30 per cent. per annum
(ix)	Minimum Rate of Interest:	Not Applicable
(x)	Maximum Rate of Interest:	Not Applicable
(xi)	Day Count Fraction:	Actual/360, adjusted
(xi)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Terms and Conditions:	Not Applicable
18.	**Zero Coupon Note Provisions**	Not Applicable
19.	**Indexed Interest Note Provisions**	Not Applicable
20.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call:	Not Applicable
22.	Investor Put:	Not Applicable
23.	Final Redemption Amount	Nominal Amount
24.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or method of calculating the same (if different from that set out in Condition 6(f)):	As per Condition 6(f)
25.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Temporary global Note exchangeable for a Permanent global Note which is exchangeable for Definitive Notes only on an Exchange Event

27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	A "Payment Day" is a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and New York
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amounts of each payment comprising the Issue Price and date on which each payment is to be made, consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
31.	Redenomination applicable:	Not Applicable
32.	Other terms or special conditions:	Any notice given to Euroclear and/or Clearstream, Luxembourg in accordance with Condition 13 shall be deemed to have been given to Euroclear and/or Clearstream, Luxembourg, and Condition 13 shall be modified accordingly

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of relevant Dealer:	Mizuho International plc
35.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules no not applicable:	TEFRA D

36.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37.	Any clearing system(s) other than Euroclear and Cedelbank and the relevant identification number(s):	Not Applicable
38.	Delivery:	Delivery against payment
39.	Additional Paying Agent(s) (if any):	Not Applicable

ISIN:	XS017714350-9
Common Code:	017714350

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....

Duly authorised

18th September, 2003

Severn Trent Water Utilities Finance Plc

Issue of £150,000,000 5.25 per cent. Notes due 2014
Guaranteed by Severn Trent Water Limited
under the €2,500,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated 25th July, 2003. This Pricing Supplement is supplemental to and must be read in conjunction with such Offering Circular.

1.	(i)	Issuer:	Severn Trent Water Utilities Finance Plc
	(ii)	Guarantor:	Severn Trent Water Limited
2.	(i)	Series Number:	47
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Sterling
4.	Aggregate Nominal Amount:		
	(i)	Series:	£150,000,000
	(ii)	Tranche:	£150,000,000
5.	(i)	Issue Price:	99.08 per cent. of the Aggregate Nominal Amount of the Tranche
	(ii)	Net proceeds	£148,057,500
6.	Specified Denominations:		£1,000, £10,000 and £100,000
7.	Issue Date and Interest Commencement Date:		22nd September, 2003
8.	Maturity Date:		8th December, 2014
9.	Interest Basis:		5.25 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par

11.	Change of Interest Basis or Redemption/ Payment Basis:	Not Applicable
12.	Put/Call Options:	Issuer Call
13.	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Listing:	London
15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	Applicable
	(i) Rate(s) of Interest:	5.25 per cent. per annum
	(ii) Interest Payment Date(s):	8th December in each year, commencing on 8th December, 2003 up to and including the Maturity Date. The first Fixed Interest Period will be from and including the Interest Commencement Date to but excluding 8th December, 2003.
	(iii) Fixed Coupon Amount(s):	£52.50 per £1,000 in nominal amount, £525.00 per £10,000 in nominal amount and £5,250.00 per £100,000 in nominal amount except for the first Fixed Interest Period
	(iv) Broken Amount(s) per denomination for the first Fixed Interest Period:	£11.08 per £1,000 in nominal amount £110.80 per £10,000 in nominal amount £1,108.00 per £100,000 in nominal amount
	(v) Day Count Fraction:	Actual/Actual (ISMA)
	(vi) Determination Date(s):	8th December in each year
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	None
17.	**Floating Rate Note Provisions**	Not Applicable
18.	**Zero Coupon Note Provisions**	Not Applicable
19.	**Index Linked Interest Note Provisions**	Not Applicable
20.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21. Issuer Call: Applicable

(i) Optional Redemption Date(s): Any time provided that the Issuer must redeem all but not some only of the Notes for the time being outstanding at such time and subject to the giving of notice as provided in Condition 6(c) as amended below

(ii) Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s): The Optional Redemption Amount means in respect of each Note a price equal to:

(i) its principal amount; or, if higher

(ii) that price (as reported in writing to the Issuer and the Trustee by a financial adviser selected by the Issuer and approved by the Trustee) at which the Gross Redemption Yield on the Notes on the Relevant Record Date is equal to the Gross Redemption Yield at 3.00 p.m. (London time) on that date of 5 per cent. Treasury Stock 2014 while that stock is in issue, and thereafter of such other government stock as such financial adviser may recommend.

Relevant Record Date means the date which is two Business Days in London prior to the date of redemption and **Gross Redemption Yield** means a yield calculated on the basis set out by the United Kingdom Debt Management Office in the paper "Formulae for Calculating Gilt Prices from Yields" page 4, Section One: Price/Yield Formulae "Conventional Gilts; Double-dated and Undated Gilts with Assumed (or Actual) Redemption on a Quasi-Coupon Date" (published 8/6/1998).

(iii) If redeemable in part:

(a) Minimum Redemption Amount: Not Applicable

(b) Higher Redemption Amount: Not Applicable

	(iv) Notice period (if other than as set out in the Terms and Conditions):	Not less than 14 days nor more than 30 days' notice to the holders of the Notes
22.	Investor Put:	Not Applicable
23.	Final Redemption Amount:	Nominal Amount
24.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	Not Applicable
25.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
31.	Redenomination applicable:	Redenomination not applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	HSBC Bank plc The Royal Bank of Scotland plc Barclays Bank PLC BNP Paribas Bayerische Landesbank Deutsche Bank AG London WestLB AG
	(ii)	Stabilising Manager (if any):	The Royal Bank of Scotland plc
34.		If non-syndicated, name of relevant Dealer:	Not Applicable
35.		Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
36.		Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
38.	Delivery:	Delivery against payment
39.	Additional Paying Agent(s) (if any):	Not Applicable

ISIN:	XS0176529583
Common Code:	017652958

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....

Duly authorised

Signed on behalf of the Guarantor:

By: ....

Duly authorised

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFP083

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If sl 's were allotted on one date ente ..at date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	09	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,165	4,213	172
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	535p	473p	799p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be reated as paid up

Consideration for which he shares were allotted
(This information must be supported by he duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST Address UK Postcode	Class of shares allotted Ordinary	Number allotted 5,550
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 12/9/03

~~Director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/MAT/Allot 6 & 8
Tel: 01903 833394
DX number DX exchange

Severn Trent Plc

Shareholder Details	Ordinary 65 5/19p Shares
Mr. Nicholas Simon Lowe 10 Court Lane Wolstanton Newcastle-under-Lyme ST5 8DD	172
Mr. Stuart Leonard Benge Wharf House Coombe Hill Gloucester GL19 4BB	728
Mr. Allan Michael Breckles 57 Howley Grange Road Halesowen B62 0HW	437
Mr. Kenneth John Blowers 49 Farrier Lane Leicester LE4 0WB	983
Mr. Allan Michael Breckles 57 Howley Grange Road Halesowen B62 0HW	409
Mr. Barry Bridgewater Pound Cottage Latchen Longhope Gloucestershire	122
Mr. Nicholas Chapman 64 Meynell Close Stapenhill Burton-on-Trent DE15 9DP	819
Mr. John Clarkson 110 Lorne Road Leicester Leicestershire LE2 1YG	409

Mr. Keith Harper 9 Carnation Way Aylesbury Bucks HP21 8TU	409
Mr. John Stuart Hollis Montford 1 Browns Lane Tamworth B79 8TB	409
Miss. Claire Sybil Leggott Spring Cottage Squilver Ratlinghope SY5 0SN	409
Mr. Clive Jonathan Mottram 35 Willowbank Road Knowle Solihull B93 9QU	163
Mrs. Johanna Mottram 35 Willowbank Road Knowle Solihull B93 9QU	81
TOTAL:	5,550

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFP083

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If s' 'es were allotted on one date ente, ..iat date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	02	09	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1233	91	921
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	473p	568p	548p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name See Attached List Address UK Postcode	Class of shares allotted Ordinary	Number allotted 2267
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 12/9/03

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex. BN99 6DA

ESP/ExC/DW/8163 Tel: 01903 833406

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFP083

Company Number 2366619

Company name in full SEVERN TRENT PLC

2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	02	09	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	22		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	536p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name See Attached List Address UK Postcode	Class of shares allotted Ordinary	Number allotted 2267
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 12/9/03

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/ExC/DW/8163 Tel: 01903 833406
DX number DX exchange

SHARES ALLOTTED

COMPANY : SEVERN TRENT PLC
SECURITY : ORDINARY SHARES OF 65 5/19 PENCE FULLY PAID

ALLOTMENT PERIOD : FROM 21AUG03 TO 21AUG03

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
BLURTON SUSAN MAUREEN /MRS. 10 BELTON CLOSE HOCKLEY HEATH SOLIHULL WEST MIDLANDS B94 6QU	865
CAPUANO MATTEO /MR. 32 SHAFTESBURY AVENUE CHESTERFIELD DERBYSHIRE S40 1HN	72
PERRYMAN JESSIE JYTTE /MISS. 39 DUNTON HALL ROAD SHIRLEY SOLIHULL WEST MIDLANDS B90 2RA	368
ROGHEY AMANULLAH /MR. 61 SCOTT ROAD GREAT BARR BIRMINGHAM WEST MIDLANDS B43 6JY	132
SCOTHERN PAUL /MR. 218 SHEFFIELD ROAD UNSTONE DRONFIELD DERBYSHIRE S18 4DB	91
THOMPSON NICHOLAS JOHN /MR. 22 WELLINGTON GROVE SOLIHULL WEST MIDLANDS B91 1EA	739
NUMBER OF ACCOUNTS : 6	2267

*****END OF REPORT *****

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

File number 082-02819

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	Severn Trent PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	24	09	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,280		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees /Europe/ Limited DES CESNOMS Part ID 277 Address 201 Deansgate, Manchester M3 3TD UK Postcode	Class of shares allotted Ordinary	Number allotted 6,280
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 6,280

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 29.9.2003

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./SK/3561 Tel: 01903 833436
DX number DX exchange



SECRETARIAT

288a

Please complete in typescript, or in bold black capitals

CHFP029

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 2366619

Company Name in full Severn Trent Plc

Appointment form

	Day	Month	Year		Day	Month	Year
Date of appointment	0 1	0 9	2 0 0 3	†Date of Birth	2 5	1 1	1 9 5 7

Appointment as director X as secretary

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title MR *Honours etc

Notes on completion appear on reverse.

Forename(s) MARTIN JOSEPH

Surname HOUSTON

Previous Forename(s) Previous Surname(s)

Usual residential address LOCKSLEY, 3 SHALFORD ROAD

Post town GUILDORD Postcode GU4 8AA

County / Region SURREY Country ENGLAND

†Nationality BRITISH †Business occupation MANAGING DIRECTOR/EXECUTIVE

†Other directorships (additional space overleaf) SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 11/9/2003

* Voluntary details.
† Directors only.
**Delete as appropriate

A ~~director~~, secretary etc must sign the form below.

Signed [signature] **Date** 15-9-2003

(** a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

THE COMPANY SECRETARY, SEVERN TRENT PLC, 2297 COVENTRY ROAD, BIRMINGHAM, B26 3PU

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 2366619

† Directors only. † Other directorships

ATLANTIC LNG COMPANY OF TRINIDAD AND TOBAGO (01/01/2001)

BG EGYPT SA

BG ENERGY HOLDINGS LIMITED

BG GAS MARKETING LTD (07/05/2003)

BG GREAT BRITAIN LIMITED

BG INTERNATIONAL (CNS) LIMITED (07/02/2001)

BG INTERNATIONAL LIMITED

BG IRAN LIMITED

BG KARACHAGANAK LIMITED

BG LNG SERVICES, LLC

BG LNG TRANSPORT NO1 LIMITED

BG NORTH SEA HOLDINGS LIMITED

BG SOUTH EAST ASIA LIMITED

BG THAILAND LIMITED

BRINDISI LNG SPA

BRITISH GAS ASIA INC

BRITISH GAS ASIA PACIFIC PTE LIMITED (02/07/1999)

BRITISH GAS QATAR LIMITED (15/01/2001)

BRITISH GAS TRINIDAD AND TOBAGO LIMITED

BRITISH GAS TRINIDAD LNG LIMITED

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- *a parent company* which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Company Number 2366619

† Directors only. † Other directorships

BRITISH GAS TUNISIA LIMITED

HYDROCARBONS OFFSHORE SERVICES LIMITED

POINT FORTIN LNG EXPORTS (NO2) LIMITED (24/03/2000)

POINT FORTIN LNG EXPORTS LIMITED (17/03/2000)

THE EGYPTIAN LNG COMPANY SAE

TRINLING LIMITED (24/03/2001)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

dormant

a parent company which wholly owned the company making the return, or

another wholly owned subsidiary of the same parent company.


SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

17 October 2003

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released earlier today.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant


SEC MAIL PROCESSING
RECEIVED
NOV 21 2003
WASH. D.C.
187

Encl.

X:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\I - SEC - Board changes - Smith Matthews Anstee- 17Oct03.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

SEVERN TRENT PLC

Changes to Non-executive Directors

The Board of Severn Trent Plc is pleased to announce the appointment of two Non-executive Directors. Colin Matthews has been appointed, effective from today and John Smith with effect from 3 November 2003.

Colin Matthews (47) is Chief Executive Officer of Hays plc, previously having been a director of Lattice Group plc and Transco plc.

John Smith (46) is Director of Finance, Property and Business Affairs at the BBC and has also held a Non-executive directorship at Vickers plc and has been an Advisory Board Member of Zurich Financial Services UK.

Following on from the initial announcement made on 24 June 2003, the Company can now confirm that Eric Anstee, a Non-executive Director, will be retiring from the Board with effect from 12 December 2003, following his appointment as Chief Executive of the Institute of Chartered Accountants for England & Wales.

Commenting today, David Arculus, Chairman, said:

"I am delighted to welcome Colin and John to the Board. These appointments, along with the recent appointment of Martin Houston of BG Group, bring a reshaped and strengthened Non-executive line-up to continue the Group's development and ensure consistency with best practice and good corporate governance. I would also like to record my thanks to Eric Anstee for the significant contribution he has made to the Company over the past four years"

www.severntrent.com